2475 Hanover Street	Tel 650.233.4500
Palo Alto, CA 94304-1114	Fax 650.233.4545
www.pillsburylaw.com

November 13, 2006
Sylvia K. Burks
Phone: 650.233.4606
sylvia.burks@pillsburylaw.com
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 6010
Attn: Mr. Thomas A. Jones
Re:	Oculus Innovative Sciences, Inc.-Registration Statement on Form S-1 (File No. 333-135584)
Ladies and Gentlemen:
     On behalf of Oculus Innovative Sciences, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto.
     Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 12, 2006. In addition, the Registrant notes for the Staff that this Amendment No. 2 contains financial statements and results for the quarter ended September 30, 2006, gives effect to a proposed 1-to-4 reverse stock split, describes and updates recent events, and contains proposed pricing information based on discussions with the Registrant’s new underwriters. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Marked copies of Amendment No. 2 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.
General
1.	Please revise your disclosure to clarify technical terms used throughout your filing. For example, we note the third sentence on page 9 concerning three pathogens.

Securities and Exchange Commission
November 13, 2006

Response: The Registrant has revised the Registration Statement as requested.
Because all of our products are based on our Microcyn platform technology, page 8
2.	The fourth sentence of this section is not consistent with the fifth sentence of this section. Please advise or revise.

Response: The Registrant has revised the disclosure as requested.
We may agree to change the brand name of our product in Mexico, page 13
3.	Please disclose the percentage of your revenues from Microcyn60.

Response: The Registrant has revised the disclosure as requested.
Overview, page 50
4.	We note your response to prior comment 20 and reissue that comment, which sought revised disclosure in the first paragraph here and in the summary.

Response: The Registrant has revised the disclosure as requested.
Our Products — Microcyn Platform, page 55
5.	We note your response to prior comment 21. Please revise your tabular disclosure here and in the summary (in a footnote or otherwise) to clarify (i) the reasons why the indications for your products differ from one another and (ii) whether similarly named products have different or identical formulations.

Response: The Registrant has revised the disclosure as requested.
Principal Stockholders, page 94
6.	Please disclose the natural person who has voting or investment power for the shares held by Brookstreet Securities Corporation.

Response: The Registrant has revised the disclosure as requested.
Financial Statements, page F-1
Consolidated Statements of Stockholders’ Equity (Deficit), page F-5

Securities and Exchange Commission
November 13, 2006

7.	We note that during the three months ended June 30, 2006 you issued warrants in exchange for services with a fair value of $26,000. Please revise to include a description of the warrants, including the number of shares the warrants are exercisable for, the exercise price, the term, and the significant assumptions used to value the warrants.

Response: The Registrant advises the Staff that it recorded expense related to warrants in the three months ended June 30, 2006 with a fair value of $26,000. The Registrant has revised the footnotes to clarify the warrants were issued with service conditions and the expense represents the mark to market change in the fair value of the warrants at the reporting date. The Registrant has also added a table to disclose the weighted average assumptions used for calculating the fair value of the warrants at each reporting date and revised the Statement of Stockholders’ Equity (Deficit) to clarify the warrants contain service conditions.
Note, 3 — Summary of Significant Accounting Policies, page F-9
Stock-Based Compensation, page F-14
8.	We see that you adopted SFAS 123(R) during the three months ended June 30, 2006. When you adopt a new accounting standard in an interim period the notes to interim financial statements should present all of the relevant disclosures required by that standard in the period of adoption. Please expand your disclosures as required by paragraph 84 of SFAS 123(R)

Response: The Registrant has expanded the SFAS 123(R) disclosure as required by paragraph 84 of SFAS 123(R).
Note 8 — Accrued Expenses and Other Current Liabilities, page F-22
9.	We note your response to prior comment 47. Please revise your disclosure to clearly describe the accrued stock option rescission and the basis for your accounting. Include in your discussion when the options were granted and when the statutes of limitations lapsed.

Response: The Registrant has revised Note 13 to more clearly describe the accounting treatment of the stock option rescission. The Registrant has included the period of time in which the options were granted and period of time in which the statute of limitations lapsed on the rescission rights.
Note 12 — Stockholders’ Equity, page F-28

Securities and Exchange Commission
November 13, 2006

Valuation of Common Stock, page F-31
10.	We note your response to prior comment 49. Please address the following:
•	Tell us why there was no increase in the fair value of your common stock from July 2005 when you obtained an independent valuation to when you issued options in October 2005 and January 2006.

•	Considering that your initial organizational meeting with investment bankers took place on July 27, 2005, tell us how you determined that it was appropriate to discount the fair value of your common stock 58% and 50% from the mid-point of the expected IPO filing range, particularly for the more recent issuances such as the options granted on July 27, 2006.

•	Tell us how you determined a 44% and 33% discount from the preferred stock purchase price was appropriate.

•	Tell us why you issued warrants to your Advisory Board, law firm, placement agent, and consultants at $4.50 per share in September, October and November 2005 and January 2006 but issued options to employees and Board members at $2.54 and $3.00 during this same period and subsequent period, respectively. Include in your response a detailed analysis of any differences between the options and warrants and why you concluded that no compensation expense was necessary for the option grants.

•	Tell us why the $2.82 per share July 2006 valuation was significantly lower than the expected IPO filing range and $4.50 warrant exercise price issued in conjunction with your June 2006 financing.

•	Tell us when the underwriters provided you with the estimated IPO offering price range.

•	Clearly discuss significant changes or events that occurred over the last 12 months that would support the substantial discounts and the variations in the prices assigned to your options and warrants.
Response:     The Registrant advises the Staff of the following:
In general, the exercise prices of options granted to employees were based on the valuations performed by an independent third party valuation firm, and the exercise price of the warrants to vendors was based on the price for Series B preferred stock and the value of the services that were being provided by the vendor.
The Registrant advises the Staff of the following responses to the more specific questions raised by the Staff:

Securities and Exchange Commission
November 13, 2006

•     The Registrant did not increase the exercise price of stock options granted to employees from July 2005 to October 2005 and January 2006 because the Registrant did not believe that there was a significant change in the value of the company from July 2005, the time the first independent valuation was issued, to warrant an increase. The Registrant believes the July 2006 valuation supported the Registrant’s view of appropriate valuation for the common stock.
•     While the organizational meeting with investment bankers did occur in July 2005, the Registrant respectfully submits that it had concerns regarding its ability to complete an IPO and the timeframe to do so. In fact, it took almost a year to get the Registration Statement on file, and discussions with the Registrant’s investment bankers concerning valuation were ongoing during that year and until the Registrant and its original investment bankers terminated their relationship. The Registrant’s former underwriters provided the Registrant an initial filing range in August 2006, which was after the Registrant’s Board made its good faith determination of the exercise price of the related stock options. Since that time, the Registrant engaged new underwriters are now filing Amendment No. 2 to the Registration Statement, which reflects a filing range of $12 to $14 (post 1-to-4 reverse stock split) or an equivalent pre-split mid-point of $3.25. Using the mid-point of the expected filing range for the referenced options, the discount is $0.71 and $0.25, or 22% and 8%, respectively. Given the length of this process, uncertainty in the market, the changes in underwriters and the logistical challenges in completing its IPO in 2006, the Registrant respectfully submits that the discount is not inappropriate.
•     The Registrant relied upon the valuation of an independent valuation firm in determining a discount from the preferred stock. The independent valuation firm completed multiple valuation approaches to determine the discount.
•     The Registrant determined the exercise price of the warrants issued to service providers based upon the services provided and the price of the preferred stock. In some cases the Registrant used the option pricing model to determine the number of warrants to issue for the value of the services provided. The exercise price of the stock options was based on the value of the common stock determined by the independent valuation firm. The exercise price of the warrant was above the price at the time used to calculate the compensation charge and, therefore, the Registrant took no charge.
•     The $2.82 was determined based upon an independent valuation. The valuation firm performed multiple types of analysis to derive that value, and considered the

Securities and Exchange Commission
November 13, 2006

price and terms of the Series B preferred stock in determining the first valuation and Series C preferred stock price in determining the second valuation of $2.82. The expected IPO filing range initially communicated to the Staff in September 2006 was determined after the stock options were granted.
•     The underwriters provided the Registrant with a proposed estimated filing range August 2006, which was communicated to the Staff on August 18, 2006. In connection with the filing of Amendment No. 2, questions arose as to whether the underwriters could sell the Registrant’s common stock at that price. The Registrant engaged new underwriters in late October and this Amendment No. 2 reflects current consensus between the Registrant and its underwriters concerning valuation, given the state of the Registrant’s business and the current environment around healthcare-related IPOs.
•     The Registrant believes the events described in the Registration Statement concerning increases in revenues and positive clinical results, as well as the change in auditors, communications with FDA and EPA, the continuing need for cash, the state of the capital markets, the time and expense of going public, the change in underwriters and in valuation and the uncertainty as to whether or not the Registrant can reasonably expect to complete its IPO in 2006 support the discounts and fluctuations in the prices of the Registrant’s securities.
11.	We note your response to prior comment 50, the inclusion of the consent for the July 2005 valuation report, and the disclosures on page F-32 to a June 2006 valuation report. While you are not required to make references to an independent valuation, when you do so, in this case the June 2006 report, you must name the expert and file their written consent as an exhibit to the registration statement. See Item 601(b) of Regulation S-K.

Response: The Registrant has revised Note 12 to include the name of the valuation specialist.
Note 13 — Stock Compensation Plans, page F-32
12.	We note that you removed the tables disclosing the option activity under all your plans and the options outstanding and currently exercisable for the years ended March 31, 2004 through 2006. Please revise to include these disclosures.

Response: The Registrant notes the Staff’s observation that the option activity table and options outstanding and currently exercisable for the periods ended

Securities and Exchange Commission
November 13, 2006

March 31, 2004 through 2006 were removed from Amendment No. 1. The Registrant has revised Note 13 to include the tables.
Note 18 — Subsequent Events
13.	We note that you have issued Series C convertible preferred stock and warrants on September 14, 2006.

14.	Please tell us and revise the filing to clearly disclose all the material terms of the convertible preferred stock and warrants, including but not limited to, the conditions under which the company or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which the company or the holder may redeem the stock, and the dividend rates and any adjustments thereto. Likewise, please clearly describe the material terms of all related agreements, such as registration rights agreements and guarantee agreements.

Response: The Registrant notes the Staff’s observation that Series C convertible preferred stock units have been issued. The Registration Statement, including Note 12, has been revised to include a discussion of the terms of the Series C convertible preferred stock and to include a discussion of the warrants issued to the investors and the placement agent.

15.	Describe clearly how you have or will account for the Series C convertible preferred stock, including any related discounts, any beneficial conversion features pursuant to EITF 98-5 or any embedded derivatives requiring bifurcation pursuant to SFAS 133 and EITF 00-19.

Response: The Registrant advises the Staff of the following regarding its accounting for the Series C preferred stock:

The Registrant applied the classification and measurement principles enumerated in EITF Topic D-98 with respect to accounting for its issuance of the Series C preferred stock. Under California law, a merger, consolidation or similar event resulting in a more than 50% change in control or a sale of all or substantially all of its assets must be initiated and recommended to the stockholders by the Board of Directors. The Board of Directors is then required to submit proposals to enter into these types of transactions to its stockholders for their approval by the requisite vote (which varies by transaction). The Registrant’s preferred stockholders do not (i) have control of the Board of Directors and (ii) currently do

Securities and Exchange Commission
November 13, 2006

not have sufficient voting rights to force a redemption of these shares with respect to any of these events. In addition, the effectuation of any transaction or series of transactions resulting in a more than 50% change in control can be made only by the Registrant at its own election. Based on these provisions, the Registrant classified its Series C preferred shares in stockholders’ equity in the accompanying balance sheet because the liquidation events are deemed to be within the Registrant’s control in accordance with the provisions of EITF Topic D-98.

Also, as described in Note 2, the Registrant evaluated the conversion options embedded in the Series C securities to determine (in accordance with SFAS 133 and EITF 00-19) whether they should be bifurcated from their host instruments and accounted for as separate derivative financial instruments. The Registrant determined, in accordance with SFAS 133, that the risks and rewards of the common shares underlying the conversion feature are clearly and closely related to those of the host instrument. Accordingly, the conversion features, which are not deemed to be beneficial at the commitment dates of these financing transactions, are being accounted for as embedded conversion options in accordance with EITF 98-5 and EITF 00-27.
16.	Provide a similar discussion of your accounting for the warrants.
•	Revise the Critical Accounting Estimates section of MD&A to disclose the methodology and significant estimates used to value any of instruments you carry at fair value.
In this regard, as applicable, please refer to the guidance provided in SFAS 150, EITF 05-04, EITF 00-19 and the Division of Corporation Finance’s Current Accounting and Disclosure Issues Outline at http://www.sec.gov/division/corpfin/acctdis120105.pdf.

Response: The Registrant advises the Staff that it accounted for warrants issued to investors in connection with the sale of Series C convertible preferred stock units in accordance with EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF 00-19). Accordingly, the Registrant classified the warrants in permanent equity.

The warrants issued to investors are subject to registration rights; however, the registration rights provisions in the agreements by which the Registrant is bound do not provide for liquidated damages if a registration statement for resale of the

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November 13, 2006

instruments is not effectuated within a specified period of time. Accordingly, these provisions do not have an effect on the classification of these instruments or require accounting as separate freestanding instruments.

17.	Please clearly disclose your assessment of the impact that the recall is expected to have on your business and operations.

Response: The Registrant has revised the Registration Statement as requested.
Item 17. Undertakings, page II-5
18.	We note your response to prior comment 55. We note that in the event that you rely on Rule 424(b)(3), you would be subject to Rule 430C(d) of the Securities Act, which requires you to furnish the undertakings required by Item 512(a) of Regulation S-K. We therefore ask that you provide the undertakings contained in Item 512(a)(5)(ii).

Response: The Registrant has revised the disclosure as requested.
* * * * *
     Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4606. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours, /s/ Sylvia K. Burks Sylvia K. Burks

cc:	Hojabr Alimi G. A. Lombardi N.A. Matteson